UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SPI ENERGY CO., LTD.

(Name of Issuer)

Ordinary shares, par value US$$0.000001 per share

(Title of Class of Securities)

78470H109 (1)

(CUSIP Number)

Mr. Xiaofeng Peng

Rm.2202 Beautiful Group Tower, 74-77

Connaught Road Central, Hong Kong

+852 2291 6059

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing ten ordinary shares of the Issuer.

CUSIP Number: 78470H109

1.	Name of Reporting Person Xiaofeng Peng
2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds PF/OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 264,070,000 ordinary shares
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 264,070,000 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 264,070,000 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 32.8%*
14	Type of Reporting Person IN

*         Based upon 641,665,172 Shares.

CUSIP Number: 78470H109

1.	Name of Reporting Person Tracy Shan Zhou
2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds PF/OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 264,070,000 ordinary shares
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 264,070,000 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 264,070,000 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 32.8%*
14	Type of Reporting Person IN

*         Based upon 641,665,172 Shares.

CUSIP Number: 78470H109

1.	Name of Reporting Person LDK New Energy Holding Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 174,370,000 ordinary shares
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 174,370,000 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,370,000 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.7%*
14	Type of Reporting Person CO

*         Based upon 641,665,172 Shares.

This amendment No.2 (“Amendment No. 2”) is filed by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”): (i) Xiaofeng Peng (“Mr. Peng”) (ii) Tracy Shan Zhou (“Ms. Zhou”) and (iii) LDK New Energy Holding Limited (“LDK”). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 7.01.

This Amendment No. 2 amends and supplements the Schedule 13D filed by the Reporting Persons with respect to SPI Energy Co., Ltd., a Cayman Islands company (the “Issuer”), filed with the United States Securities and Exchange Commission (the “SEC”) on March 14, 2016 as amended and supplemented by Amendment No. 1 thereto, filed with the SEC on May 11, 2016 (the “Original Schedule 13D”).

Item 1.                       Security and Issuer

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the ordinary shares, par value $0.000001 per share (the “Shares”) of SPI Energy Co., Ltd., a company organized under the laws of the Cayman Islands (the “Company” or “Issuer”), whose principal executive offices are located at 7F/A Block, 1st Building, Jinqi Plaza, No. 2145 Jinshajiang Road, Putuo District, Shanghai, the People’s Republic of China.

American depositary shares (the “ADSs,” and each, an “ADS”), each representing ten Shares, are quoted on the NASDAQ Global Market under the symbol “SPI.”

Item 2.                       Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This Statement is being filed jointly by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”): (i) Xiaofeng Peng (“Mr. Peng”), (ii) Tracy Shan Zhou (“Ms. Zhou”) and (iii) LDK New Energy Holding Limited (“LDK”). The content of Schedule A hereto is incorporated herein by reference.  The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 7.01.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons except as otherwise provided in Rule 13d-1(k).

During the last five years, Mr. Peng has not been convicted in any criminal proceeding. During the last five years, Mr. Peng has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, Ms. Zhou has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

LDK New Energy Holding Limited is a British Virgin Islands.  Mr. Peng and Ms. Zhou are the directors of LDK and each owns 50% of the total outstanding shares of LDK as of the date hereof.  LDK solely engages in investment holdings. LDK does not have any executive officer.  The name, business address, present principal occupation or employment and citizenship of each director of LDK are as set forth on Schedule A hereto. During the last five years, LDK has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.                       Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

LDK agreed to purchase the Shares pursuant to the September 2016 SPA as disclosed in this statement to pursue strategic partnership with the Issuer. Although the Reporting Persons have no present intention to purchase additional securities of the Issuer in addition to the securities described in Item 5 other than pursuant to the 2016 Option Agreement (as disclosed under Item 6 hereof), the Reporting Persons intend to review their equity interest in the Issuer on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters.

Item 5.                       Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on each of the cover pages of this Statement and the information set forth in Items 2, 3, and 4 are hereby incorporated by reference in their entirety in this Item 5.

As of the date hereof, LDK directly owns 1,220,000 ADSs (representing 12,200,000 Shares) and holds an option to purchase 162,170,000 Shares.  As a result, as of the date hereof, LDK beneficially owns 174,370,000 Shares, representing 21.7% of the total outstanding Shares (assuming the issuance of the 162,170,000 option Shares).  Pursuant to the September 2016 SPA, the Issuer agrees to issue 162,170,000 Shares to LDK.  After giving effect to those 162,170,000 Shares issuable to LDK, LDK beneficially owns 336,540,000 Shares, representing 34.8% of the total outstanding Shares (assuming the issuance of the 162,170,000 option Shares and the issuance of the 162,170,000 Shares pursuant to the September 2016 SPA).

As of the date hereof, Mr. Peng directly owns 200,000 ADSs (representing 2,000,000 Shares) and an option to purchase 2,000,000 Shares within 60 days.  As the spouse of Ms. Zhou, Mr. Peng may be deemed to beneficially own the Shares owned by Ms. Zhou pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder.  Similarly, as a shareholder and director of LDK, Mr. Peng may be deemed to beneficially own the Shares owned by LDK.  As a result, as of the date hereof and excluding the Shares issuable to LDK under the September 2016 SPA, Mr. Peng beneficially owns 264,070,000 Shares, representing 32.8% of the total outstanding Shares (assuming the issuance of the 162,170,000 option Shares).  After giving effect to the 162,170,000 Shares issuable to LDK pursuant to the September 2016 SPA, Mr. Peng beneficially owns 426,240,000 Shares, representing 44.0% of the total outstanding Shares (assuming the issuance of the 162,170,000 option Shares and the issuance of the 162,170,000 Shares pursuant to the September 2016 SPA).

As of the date hereof, Ms. Zhou directly owns 8,750,000 ADSs (representing 87,500,000 Shares).  As the spouse of Mr. Peng, Ms. Zhou may be deemed to beneficially own the Shares owned by Mr. Peng pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder.  Similarly, as a shareholder and director of LDK, Ms. Zhou may be deemed to beneficially own the Shares owned by LDK.  As a result, as of the date hereof and excluding the Shares issuable to LDK under the September 2016 SPA, Ms. Zhou beneficially owns 264,070,000 Shares, representing 32.8% of the total outstanding Shares (assuming the issuance of the 162,170,000 option Shares).  After giving effect to the 162,170,000 Shares issuable to LDK pursuant to the September 2016 SPA, Ms. Zhou beneficially owns 426,240,000 Shares, representing 44.0% of the total outstanding Shares (assuming the issuance of the 162,170,000 option Shares and the issuance of the 162,170,000 Shares pursuant to the September 2016 SPA).

Except as set forth in this Statement, the Reporting Persons have not effected any transaction in the ordinary shares or ADSs during the past 60 days.

Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the ordinary shares.

Item 6.                       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

On September 27, 2016, LDK entered into a purchase agreement (the “September 2016 SPA”) with the Issuer, pursuant to which LDK agrees to purchase from the Issuer 162,170,000 Shares for an aggregate consideration of US$42,002,030. Shares acquired by LDK under this agreement will be subject to a 180-day lock-up period from the date of their issuance.

The description of the transaction contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the September 2016 SPA, a copy of which is attached hereto as Exhibit 7.04.

On September 27, 2016, LDK entered into an option agreement (the “2016 Option Agreement”) with the Issuer, pursuant to which the Issuer granted LDK an option exercisable prior to the second anniversary of the closing date of the share issuance under the September 2016 SPA to purchase 162,170,000 Shares.  The aggregate exercise price of this option is US$42,002,030 (representing per Share exercise price of US$0.259). The description of the transaction contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the 2016 Option Agreement, a copy of which is attached hereto as Exhibit 7.05.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.                       Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

7.01                        Joint Filing Agreement by and among the Reporting Persons, dated as of the date hereof.

7.02                        Share Purchase Agreement by and between Robust Elite Limited (now known as “Head & Shoulders Global Investment Limited”) and Zhou Shan, dated as of March 8, 2016 (previously filed)

7.03                        Share Purchase Agreement by and between SPI Energy Co., Ltd. and Zhou Shan, dated as of May 10, 2016 (previously filed).

7.04                        Purchase Agreement by and between SPI Energy Co., Ltd. and LDK New Energy Holding Limited, dated as of September 27, 2016.

7.05                        Option Agreement by and between SPI Energy Co., Ltd. and LDK New Energy Holding Limited, dated as of September 27, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2016

Xiaofeng Peng

/s/ Xiaofeng Peng

Tracy Shan Zhou

/s/ Tracy Shan Zhou

LDK New Energy Holding Limited

By:	/s/ Xiaofeng Peng
Name: Xiaofeng Peng
Title: Director

Schedule A
Information Concerning the Reporting Persons

Name	Present Principal Occupation/ Employment	Business Address	Citizenship/Place of Incorporation

Xiaofeng Peng	Chairman of the board of directors and chief executive officer of the Issuer	Rm.2202 Beautiful Group Tower, 74-77 Connaught Road Central, Hong Kong	PRC
Tracy Shan Zhou	Chairman and director of LDK New Energy Holding Limited, which is in the business of new energy investment	c/o LDK New Energy Holding Limited Rm.2202 Beautiful Group Tower, 74-77 Connaught Road Central, Hong Kong	PRC
LDK New Energy Holding Limited (1)	N/A	Rm.2202 Beautiful Group Tower, 74-77 Connaught Road Central, Hong Kong	BVI

(1) Mr. Peng and Ms. Zhou are the directors of LDK.  LDK has no executive officer.